Exhibit 4.8

БКИ

REVOLVING CREDIT FACILITY AGREEMENT NO. 5455

Moscow	September “ ” 2011

Open Joint Stock Company “Sberbank of Russia” (“Sberbank of Russia” OJSC), hereinafter referred to as the “Creditor”, represented by Managing Director and Chief of Credit and Project Financing, Major Clients Department of “Sberbank of Russia” OJSC Sakharova Tatiana Gennadievna, acting under the Charter and the Power of attorney No. 01-1/1776 dated December 17, 2010, as the party of the first part, and Open Joint Stock Company “Mobile TeleSystems”, hereinafter referred to as the “Borrower”, represented by the President of “Mobile TeleSystems” OJSC Dubovskov Andrei Anatolyevich, acting under the Charter, as the party of the other part, collectively the “Parties”, have concluded this agreement, hereinafter referred to as the “Agreement”, as follows:

Article 1. Subject Matter of the Agreement

1.1. The Creditor undertakes to provide the revolving credit facility to the Borrower for the purpose of financing of Borrower’s working capital for the period up to September  “      ”, 2014 with the following credit limit:

Limit validity period	Limit amount
From September “ ” 2011 to September “ ” 2014.	10,000,000,000 (ten billion) rubles

The Borrower shall repay the received credit to the Creditor and pay interest and other payments in the amount and according to the terms and conditions of the Agreement.

During the term of the Agreement the credit indebtedness can not exceed the established limit.

1.2. The Credit is granted in tranches. Each tranche may be granted in any amounts for the period not exceeding 91 (ninety one) calendar days (hereinafter referred to as “Credit Term”) within the available credit limit determined in accordance with paragraph 3.1 of the Agreement.

Several tranches may be outstanding simultaneously, however no more than 10 (ten) tranches.

The Borrower shall inform the Creditor in writing on the credit amount and the Credit Term by sending the notice in accordance with paragraph 3.2 of the Agreement not later than 5 (five) calendar days before the planned date of credit disbursement by the Borrower (not including this date.).

1.3. The Credit Term begins with the dates following the date when the indebtedness occurs on credit accounts opened in accordance with paragraph 3.4 of the Agreement.

The indebtedness under each credit tranche accounted on one of the credit accounts opened in accordance with paragraph 3.4 of the Agreement becomes due and payable, and the Borrower shall repay the entire amount of debt under the relevant credit account on the last day of the relevant Credit Term, but no later than “      ” September 2014.

Article 2. Representations and Warranties

2.1. The Borrower is a legal person duly established and validly existing in accordance with the legislation of the Russian Federation.

2.2. The Borrower confirms that all approvals necessary for concluding the Agreement and other agreements and contracts stipulated by the Agreement, had been received and entered into force, or, if they had not been received, they would be obtained and/or become effective in accordance with established procedure prior to the conclusion of the corresponding agreements and contracts in accordance with applicable legislation of the Russian Federation.

2.3. The Borrower represents that the incidents and events listed in paragraph 7.1.6 of the Agreement did not occur on the date of signing the Agreement, and it will make every effort so that they do not occur within the term of the Agreement.

Creditor	Borrower

2.4. All factual information provided by the Borrower to the Creditor in connection with conclusion of the Agreement is true and correct in all material respects as of the date of its provision. No information has been concealed as of the date of concluding the Agreement that could result in making the presented information inaccurate or misleading Creditor in any material respects.

2.5. To the best of the Borrower’s knowledge, no judicial, arbitral or administrative proceeding was initiated in any court, arbitration or legal body in respect of the Borrower, which could lead to Borrower’s inability to properly fulfill its obligations under the Agreement.

2.6. The Borrower has been fulfilling and observing the requirements of the applicable law in all material respects, failure to fulfill or observe which could lead to Borrower’s inability to properly fulfill its obligations under the Agreement.

2.7. The Borrower has valid and legal title or legal right to use and operate its assets which is necessary to carry out its activities.

2.8. To the best of the Borrower’s knowledge, no events or circumstances exist that may affect the performance of its obligations under any other agreements or financial instruments, as well as those that could lead to Borrower’s inability to properly fulfill its obligations under the Agreement.

2.9. Conclusion and execution of the Agreement by the Borrower does not conflict with its constituent documents.

Article 3. The Procedure for Granting the Credit

3.1. Any credit amount is granted within the available credit limit determined using the following formula:

ACL = Lim– CI, where

ACL — available credit limit;

Lim — limit specified in paragraph 1.1 of the Agreement;

CI — actual indebtedness under the credit as on the current date.

3.2. The credit is granted by transferring credit amounts to the settlement account of the Borrower specified in Annex No. 1 to the Agreement, based on the orders of the Borrower executed in accordance with Annex No. 2 to the Agreement.

Transfer of credit amounts is made subject to absence of overdue debt and unpaid penalties under the Agreement and under all other credit agreements (including credit facility agreements) and/or guarantee agreements and/or contracts and/or bank indemnity /counter-indemnity/ guarantee agreements concluded (which may be concluded during the term of the Agreement) between the Creditor and the Borrower.

3.3. The credit is granted in the following way:

3.3.1. After the agreements on Creditor’s right for direct debiting of funds from Borrower’s accounts specified in Annex No. 1 hereto to repay the overdue debt are concluded and provided to the Creditor.

3.3.2. After payment of credit facility origination fee.

3.4. Provision of credit is reflected on individual credit accounts opened by the Creditor under the Agreement, depending on the term from the date of provision (not including that date) to the date of credit repayment specified in paragraph 1.1 of the Agreement (inclusive).

Article 4. Interest and Commission Charges

4.1. The Borrower shall pay interest on the credit at the floating interest rate.

The interest rate is set as the MosPrime 3M rate on the date of quotation plus 1.325 (one point three hundred twenty-five thousandths) percent per annum (fixed margin).

The interest rate is established at MosPrime 3M rate as of 12:30 Moscow time on the date preceding the date of provision of the relevant credit tranche (hereinafter the “quotation date”), plus 1.325 (one point three hundred twenty-five thousandths) percent per annum for the period from the date of provision of credit tranche (not including that date) through the date of repayment of the relevant credit tranche (hereinafter — the “Interest Period”), in accordance with paragraph 1.3 of the Agreement.

Within the Agreement the MosPrime rate (Moscow Prime Offered Rate) is understood as the indicative rate of ruble credits provided by the leading participants of Russian money market, calculated in accordance with the Regulations on the formation of indicative ruble credit rate MosPrime Rate — Moscow Prime Offered Rate, approved by the National Foreign Exchange Association (NCA), published by Thomson Reuters and NCA on MOSPRIME1 page of Reuters information system.

The amount of MosPrime 3M rate is established in accordance with the information given on MOSPRIME1 page of Reuters information system as of 12:30 Moscow time on the quotation date.

If on the MosPrime 3M quotation date provided for by the Agreement the MosPrime 3M rate is not published on that page (including because of holiday / non-business day), the MosPrime 3M rate is determined based on the nearest previous quotation date. If the period during which MosPrime 3M rate is not published on this page is 2 (two) business days or more (for reasons not related to holidays / non-business days or a temporary technical failure in publication of rates), the floating interest rate shall be replaced with fixed interest rate of 9.825 (nine point eight hundred twenty-five thousandths) percent per annum.

The notice of establishment of interest rate shall be sent by the Creditor to the Borrower not later than the first working day of the next Interest Period. In the event that the Borrower has not received the notice, the interest rate shall be calculated by the Borrower independently in accordance with this paragraph of the Agreement.

4.2. Interest is accrued on the actual amount of outstanding credit indebtedness, beginning from the date following the date when debt appears on credit account(s) (inclusive), and through the date of repayment of credit in full.

The interest shall be paid on quarterly basis on 20th day of the third month of each calendar quarter and on the date of repayment of the relevant credit tranche, as reflected in paragraphs 1.2 and 1.3 of the Agreement, in the amount of interest accrued by the specified date (s) (inclusive).

In case of late payment of credit (payment delay) the interest is not accrued on the corresponding credit tranche amount not paid in time, beginning with the date following the date of repayment of relevant credit tranche established in accordance with paragraph 1.3 of the Agreement (inclusive), or from the date following the date of the credit repayment specified in paragraph 6.1 of the Agreement.

4.3. The Borrower shall pay credit facility origination fee in the amount of 0.3 (zero point three-tenths) percent of the credit facility limit specified in paragraph 1.1 of the Agreement, which amounts to 30,000,000 (thirty million) rubles.

Credit facility origination fee shall paid by the Borrower to the Creditor as a lump sum prior to the first credit disbursement, however not later than 5 (five) calendar days from the date of signing of the Agreement.

4.4. The Borrower shall pay the commitment fee in the amount of 0.1 (zero point one-tenth) percent per annum from the available credit limit calculated in accordance with paragraph 3.1 of the Agreement.

This fee is charged for the period beginning from the date of commencement of the limit specified in paragraph 1.1 of the Agreement (not including that date) through the date of credit repayment in full, specified in paragraph 1.1 of the Agreement (inclusive).

The commitment fee shall be paid by the Borrower to the Creditor within the interest payment terms specified by the Agreement in the amount accrued by the specified dates (inclusive).

4.5. If tranche amount is repaid (in full or in part) before the dates established in accordance with paragraph 1.3 of the Agreement, the Borrower shall pay to the Creditor the prepayment fee.

The prepayment fee shall be paid at the rate of 0.75 (zero point seventy five hundredths) per cent per annum of the repaid amount of the appropriate credit tranche provided in accordance with paragraph 1.2 of the Agreement, for the period from the actual date of repayment to the nearest scheduled repayment date of the relevant credit tranche.

The Borrower shall send to the Creditor the notice of intention to repay the credit tranche prior to the planned date according to the procedure specified hereby, stating the repayment amount and date not later than 30 (thirty) calendar days before the expected date of early repayment of credit tranche (or the part thereof) (inclusive). The date of notice receipt by the Creditor is not included to the calculation of the number of days.

Prepayment fee shall paid by the Borrower to the Creditor simultaneously with repayment of the credit indebtedness.

Prepayment fee is not charged if funds are received as repayment of credit in accordance with paragraph 8.1.1 of the Agreement.

Article 5. Payment and Settlement Terms

5.1. Repayment of credit, payment of interest and other payments under the Agreement shall be made using payment orders from the accounts of the Borrower or third parties opened with the Creditor or with other banks.

The amount of principal, interest, every payment listed in Article 4 of the Agreement (hereinafter — the “Commission Payments”) and penalties shall be specified in payment orders separately for each of these types of payments.

5.2. The date of granting the credit is the date when the credit indebtedness appears on credit accounts.

5.3. The date of fulfillment of payment obligations under the Agreement is the date of withdrawal of funds from the accounts of the Borrower or third parties opened with the Creditor in repayment of obligations under the Agreement or the date of receipt of funds in repayment of obligations hereunder on the correspondent account of the Creditor, if the repayment is made from the accounts opened with other banks.

5.4. If the interest payment date or the date of other payments under the Agreement falls on non-business day, the obligations must be fulfilled no later than the first business day following the non-business day.

5.5. When calculating interest, Commission Payments and penalties the actual number of calendar days in the month and year shall be used.

Accrual of interest, commitment payments and penalty for late repayment of the credit is carried out separately for each of the credit accounts opened by the Creditor under the Agreement. The sum of the values obtained is the total amount of obligations to pay interest, commitment fee and penalty for late repayment of credit.

5.6. Funds received in repayment of debt under the Agreement, including those debited directly from the accounts of the Borrower, as well as transferred by third parties, shall be applied primarily for reimbursement of expenses of the Creditor for obtaining the execution, regardless of the payment purpose (taking into account the specific details set out in paragraphs 5.7, 5.10, 5.11, 5.12, 5.13 of the Agreement) specified in the payment document, and then according the following order:

1)	payment of overdue credit facility origination fee;

2)	payment of overdue commitment fee;

3)	payment of overdue interest;

4)	payment of credit facility origination fee due;

5)	payment of overdue commitment fee due;

6)	payment of interest due;

7)	repayment of overdue credit indebtedness;

8)	payment of credit prepayment fee;

9)	repayment of credit indebtedness due;

10)	payment of penalty for failure to fulfill obligations under the Agreement within the established term

Herewith, the credit indebtedness shall be repaid in chronological order, starting with the credit account opened first.

Obligations under the Agreement (repayment of credit indebtedness, payment of interest and Commission Payments) become outstanding and payable on the date of fulfillment thereof in accordance with the terms set forth by paragraph 1.3 of the Agreement (hereinafter — the “Payment Date”).

The overdue obligations under the Agreement are understood as Agreement obligations not fulfilled on Payment Date.

5.7. The funds received in accordance with payment orders as a payment of penalty (penalties) under the Agreement, if this payment purpose is the only one specified in the payment document, shall be applied by the Creditor for payment of penalty (penalties) in accordance with order of penalty payment set forth in paragraph 5.6 of the Agreement.

The excess amount shall be applied by the Creditor for repayment of obligations in accordance with the priority of payments set forth in paragraph 5.6 of the Agreement.

5.8. If the Borrower finances the expenses in the currency other than the currency of the credit using the credit funds, the currency exchange transactions with credit funds are carried with the Creditor at the exchange rate and according to the terms of the Creditor on date of the transaction.

5.9. Obligations on repayment of credit indebtedness may be fulfilled before the Payment Date in accordance with paragraph 6.2 of the Agreement.

Payments received in repayment of credit indebtedness before the dates established in accordance with paragraph 1.3 of the Agreement shall be applied by the Creditor for the repayment of said obligations, with account to the priority of payments established by paragraph 5.6 of the Agreement. In this case, the obligations to repay the credit indebtedness, with the purpose of distribution according to the priority of payments established by paragraph5.6 of the Agreement, become due and payable on the date of receipt of funds in the amount of funds received, but not exceeding the amount of funds remaining after distribution for other payments listed in priority of payments before the payment to repay the credit indebtedness, and not exceeding the principal amount specified in the payment document (if specified).

The amount received from the Borrower in excess pursuant to this paragraph of the Agreement is returned by the Creditor to the Borrower’s account opened with the Creditor not later than the first business day following the date of receipt of funds.

If payment purpose specified in the payment document cannot be identified (the obligation(s) being fulfilled is (are) not specified), the received funds are applied by the Creditor for repayment of credit indebtedness in accordance with this paragraph of the Agreement.

5.10. Obligations on payment of interest and/or Commission Payments may be fulfilled before Payment Dates in the amount not exceeding the accrued payments as of the date of receipt of funds by the Creditor (inclusive). In this case, all obligations on payment of interest and Commission Payments become due and payable on the date of receipt of funds in the amount of funds received, but no more that those that had been accrued.

At the same time, the funds received from the Borrower as repayment of these obligations, regardless of the payment purpose specified in the payment document, shall be applied by the Creditor to repay obligations on interest and Commission Payments according to the priority of payments established by paragraph 5.6 of the Agreement, except for the payment of penalties.

5.11. If there’re 10 (ten) business days or less left before the Date of payment of interest and/or Commission Payments (hereinafter — the “Early Repayment Period”), the amounts received from the Borrower in excess in accordance with paragraph 5.10 of the Agreement (hereinafter — “Advance Payments”) are applied by the Creditor for the repayment of said obligations of the Borrower in the next Payment Dates in accordance with the payment priority set forth in paragraph 5.6 of the Agreement. In case any obligations on repayment of credit indebtedness under the Agreement are due during the Early Repayment Period and no payments has been received from the Borrower to repay these obligations on the Payment Date established by the Agreement, the Advance Payments are applied for repayment of said obligations.

If there’re more than 10 (ten) business days left before the Date of payment of interest and/or Commission Payments, the Creditor applies Advance Payments to the payment of penalties according to the payment priority set forth in paragraph 5.6 of the Agreement. Herewith, the Advance Payments in the amount exceeding the penalties paid are returned by the Creditor to the Borrower’s account opened with the Creditor, not later than the first business day following the date of receipt of funds.

5.12. During the Early Repayment Period the Borrower may submit to the Creditor the written notice on return of Advance Payments received by the Creditor in accordance with paragraph 5.11 of the Agreement or application of said funds as repayment of credit indebtedness, within 3 (three) business days following the date of receipt of funds by the Creditor and not later than 2 (two) business days (inclusive) to the nearest Payment Date.

The Creditor returns Advance Payments after distribution of payments according to the payment priority established by paragraph 5.6 of the Agreement, or applies these for repayment of credit indebtedness in accordance with paragraph 6.2 of the Agreement and subject to paragraph 5.9 of the Agreement and not later than the first business day following the date of receipt of the written notice of the Borrower.

Advance Payments are returned by the Creditor to the Borrower’s accounts opened with the Creditor.

In case the Advance Payments are applied for repayment of credit indebtedness, the date of repayment of credit indebtedness shall be the date of when the Creditor applies the Advance payment amount for repayment of credit indebtedness.

5.13. If on the Payment Date the payment amount exceeds the amount due in accordance with terms of the Agreement, the amount received from the Borrower in excess is returned by the Creditor to the Borrower’s account opened with the Creditor after distribution according to the payment priority established by paragraph 5.6 of the Agreement, no later than the first business day following the Date of the corresponding payment.

5.14. In case payments under the Agreement are made in currency other than the currency of payment established by the Agreement, the Creditor is entitled to convert the received funds into the payment currency under the Agreement at the rate and under the terms of the Creditor in force on the date of the conversion operation, subsequently applying those funds for repayment of indebtedness under the Agreement.

Article 6. The Procedure of Credit Repayment

6.1. The Date of complete credit repayment is “      ” September 2014.

Credit repayment is made in any amounts within the specified period.

On the dates when the credit indebtedness becomes due and payable in accordance with paragraph 1.3 of the Agreement, the repayment of the relevant credit tranche on the credit account opened pursuant to paragraph 3.5 of the Agreement shall be made in full.

If the date of repayment of credit tranche is not a business day, the period of credit shall be extended up to and including the first business day following the non-business day when the credit tranche becomes due.

6.2. The Borrower is entitled to make full or partial repayment of the credit tranches granted before the date(s) established in accordance with paragraph 1.3 of the Agreement.

In the case of credit repayment before the date (s) established in accordance with paragraph 1.3 of the Agreement the Borrower shall pay the Creditor the prepayment fee according to the procedure specified in Article 4 of the Agreement.

Article 7. Rights and Obligations of the Creditor

7.1. The Creditor has the following rights:

7.1.1. To change the amount, procedure and terms of determining the interest rate under the Agreement, unilaterally and at its own discretion, resulting in reduction of the value of the fixed component of the interest rate, with notification to the Borrower and not executing the change as an additional agreement.

The change becomes effective after 30 (thirty) calendar days from the date of sending the notice of change by the Creditor, unless the other date of entry into force is specified in the notice.

The Borrower is notified on said changes made to the Agreement according to the procedure specified in the Agreement.

7.1.2. To reduce the amount of penalty and/or establish the time period during which the penalty is not charged, unilaterally and at its own discretion, with notification to the Borrower and not executing the change as an additional agreement.

Reduction of the penalty amount and/or establishing time period during which the penalty is not charged becomes effective after 30 (thirty) calendar days from the date of sending the notice of change by the Creditor, unless the other date of change entry into force is specified in the notice.

Notification of the Borrower on said changes made to the Agreement is carried out according to the procedure specified in the Agreement.

7.1.3. To require from the Borrower to provide information and documents confirming the proper use of credit, including the register of payment documents (in a format agreed by the Creditor) pursuant to which the transfer of credit funds from the settlement account of the Borrower is carried out in accordance with the intended credit purpose.

7.1.4. In case of overdue credit indebtedness and/or overdue interest and/or other payments provided for by the Agreement and/or penalties under the Agreement, write off the funds credited at the Borrower’s accounts opened with the Creditor and other banks with which the agreement on Creditor’s right for direct debiting of funds in accordance with paragraph 3.3.1 of the Agreement is concluded, in the currency of obligations according to direct debiting procedure towards repayment of overdue payments and penalties.

The Creditor shall inform the Borrower in writing of the fact of direct debiting of funds from its accounts towards repayment of overdue payments and penalties according to the procedure specified herein.

7.1.5. In case the funds on the Borrower’s account opened with the Creditor in the currency of the obligation are not sufficient to repay the overdue debt and/or penalties under the Agreement, to debit funds as they are received from the accounts of the Borrower opened with the Creditor and other banks in currency other than the currency of obligation, with subsequent conversion of written off funds at the exchange rate and under the terms set by the Creditor and other banks for foreign exchange transactions on the transaction date, with crediting the funds obtained as a result of conversion to the Borrower’s account opened with the Creditor and other banks in currency of the obligation.

The Creditor shall inform the Borrower on the fact of direct debiting of funds from its accounts and conversion of these funds according to the procedure specified herein.

7.1.6. To stop granting credit and/or demand from the Borrower early repayment of the entire credit amount and payment of interest due, penalties and other payments specified under the terms of the Agreement in the following cases:

a) failure to perform or improper performance of Borrower’s payment obligations hereunder or under any of the agreements (including, but not limited to: credit agreement, revolving / non-revolving credit facility agreement, bank indemnity agreement, surety agreement, other types of agreements) and contracts which are concluded (or may be concluded during the term of the Agreement) between the Borrower and the Creditor, lasting 5 (five) business days or more;

b) failure to perform or improper performance of obligations under credit agreements (including revolving / non-revolving credit facility agreements) by any company of MTS Group (as defined below), which are concluded (or may be concluded during the term of the Agreement) between MTS Group companies and any creditor, as well as payment obligations to the Creditor and/or any third party relating to payment of bills, repayment of bonds, coupon payments, mandatory / voluntary offer by operation of Federal Law “On Joint Stock Companies”, lasting 5 (five) business days, that emerged (can emerge during the term of the Agreement), and resulted in demand for early repayment of indebtedness of the company of MTS Group in the amount exceeding 30,000,000 (thirty million U.S. dollars), in connection with the event of default, if such term is defined in the agreement (contract) with such creditor, or if early repayment of indebtedness exceeding 30,000,000 (thirty million U.S. dollars) is required, or under any other circumstances of a similar nature, if the term “event of default” is not specified in the agreement (contract) with the creditor.

The borrower shall provide (furnish provision) to the Creditor the documents confirming compliance (non-compliance) of the unfulfilled obligation to the event of default, within 5 (five) business days from the date of the request for early repayment of indebtedness received from the relevant creditor.

Total obligations in rubles presented for early repayment shall be converted into U.S. dollars at the exchange rate of the Bank of Russia as on the date of submission of demand for early repayment of the credit amount by the relevant creditor.

Total obligations in currencies other than U.S. dollars presented for early repayment shall be converted into U.S. dollars at the exchange rate determined through calculation using currency rates to the ruble of the Russian Federation, established by the Bank of Russia as on the date of submission of demand for early repayment of the credit amount by the relevant creditor.

For the purpose of the Agreement, MTS Group is understood as the Borrower and its Subsidiaries. Herewith, the “Subsidiary” is the company in which the Borrower has the right of control, direct or indirect (through other companies) or owns, directly or indirectly (through other companies) over 50 (fifty) percent of the stock/ share of the authorized capital, or has the right to determine voting procedure in respect of more than 50 (fifty) percent of the stock / shares in the authorized capital of such company;

c) If the statements, documents, confirmations or information provided by the Borrower to the Creditor, including in respect of MTS Group companies in connection with relations of the Parties under the Agreement, are unreliable in any material respect (according to the opinion of the Creditor, acting reasonably) and this inconsistency is not corrected by the Borrower within 10 (ten) calendar days from the date of revealing such inconsistency;

d) the credit is used for purposes other than the intended use;

e) the arbitration court accepts petition on recognizing the Borrower insolvent (bankrupt) in accordance with procedure specified by the applicable legislation, except in case where the bankruptcy case in respect of the Borrower is terminated within 60 (sixty) calendar days following the date of accepting such petition by the arbitration court;

f) in case during two consecutive Reporting periods (as defined below), claim(s) for payment of money or requisition of property are filed against the Borrower, the amount of which exceeds 250,000,000 (two hundred and fifty million) U.S. dollars in aggregate or equivalent in the currency of Russian Federation at the exchange rate of the Bank of Russia on the date of the claim(s) and other currency converted into U.S. dollars through currency exchange rates against the Russian Federation ruble, established by the Bank of Russia on the day of claim(s), (provided that the amount of at least one of these claims exceeds 25,000,000 (twenty five million) U.S. dollars or equivalent in the currency of Russian Federation at the exchange rate of the Bank of Russia on the date of the claim(s) or equivalent in other currency converted into U.S. dollars through currency exchange rates against the Russian Federation ruble, established by the Bank of Russia on the day of claim(s) and the court decision(s) to satisfy the claim(s) has entered into force.

When calculating the amount of claim(s), any claim(s), including claim(s) for the recovery of any amount, claim(s) on the transfer of property, claim(s) to declare transactions null and void, as well as court decisions to satisfy any such claim(s) becoming effective, shall not be taken into account if the subject matter of such claim (s) relates to the acquisition by the Borrower (any affiliate of the Borrower) of participation shares in OOO “Bitel” (location: the Republic of Kyrgyzstan, 720000, Bishkek, 121 Chui Prospekt), or based on such a acquisition or otherwise associated with it, in the amount not exceeding 330.000.000 (three hundred thirty million) U.S. dollars in aggregate.

Amount(s) of claim(s) in rubles shall be converted into U.S. dollars at the exchange rate of the Bank of Russia as of the date of the corresponding claim(s).

Amount(s) of claim(s) in currency other than U.S. dollars shall be converted into U.S. dollars at the exchange rate determined through the exchange rates against Russian Federation ruble, established by the Bank of Russia on the day of corresponding claim(s).

For the purposes of this subparagraph and hereinafter, the Reporting period understood as the period of 6 (six) consecutive months ending on the last day of each respective fiscal year, or the corresponding fiscal quarter of the Borrower;

g) adoption of the decision on reorganization (except for the reorganization in the form of accession of Borrower’s Subsidiaries to the Borrower), liquidation or reduction of authorized capital of the Borrower without prior written consent of the Creditor;

h) recognizing the Borrower insolvent (bankrupt) in accordance with procedure established by the applicable law;

i) provision of statements and/or information by the Borrower to the Creditor in connection with relations of the Parties under the Agreement, which are unreliable and/or different from statements and/or information provided by the Borrower to the public authorities, the Bank of Russia and/or published by the Borrower and/or stored in credit bureau;

j) Borrower’s failure to fulfill obligations specified in paragraphs 8.2.11 and/or 8.2.12 of the Agreement

k) Borrower’s breach of conditions specified in paragraphs 8.2.7, and/or 8.2.8, and/or 8.2.10 of the Agreement;

l) failure to perform or improper performance of Borrower’s obligations under paragraphs 8.2.5, 8.2.6 of the Agreement.

Breaches of the Agreement terms and changes of circumstances mentioned above are essential to the Creditor.

Herewith, the Creditor shall inform the Borrower on its requirements according to the procedure specified herein.

7.1.7. To close the available credit limit under the Agreement unilaterally in the event of termination of credit due to reasons stated in paragraph 7.1.6 of the Agreement, as the Creditor shall notify the Borrower according to the procedure specified herein.

7.1.8. To repudiate the obligation to grant credit in full or in part under the circumstances obviously indicating that the amount of debt will not be repaid by the Borrower within the terms specified by the Agreement.

7.1.9. To carry out validity check in respect of the reporting and targets indicators of Borrower’s economic and financial activity provided by the Borrower, in the manner convenient for the Creditor, as well as require other data related to the use of credit funds and fulfillment of obligations under the Agreement.

7.2. The Creditor undertakes the following obligations:

7.2.1. Subject to conditions specified in Article 3 of the Agreement, and in case none of the conditions exist under which the Creditor is entitled to stop granting the credit and demand early repayment of the credit, to transfer the amounts of credit within the available credit facility limit to the settlement account of the Borrower based on Borrower’s orders executed in accordance with the terms of the Agreement.

Article 8. Rights and Obligations of the Borrower

8.1. The Borrower assumes the following obligations:

8.1.1. To repay the credit indebtedness and pay credit interest due, Commission Payments (except for credit prepayment fee) and penalties accrued as of the date of repayment within 5 (five) business days from the Date of delivery of the notice or message containing Creditor’s demand for early repayment of credit in accordance with paragraphs 7.1.6, 12.3 of the Agreement.

8.2.2. To use the credit strictly for the intended purpose in accordance with Article 1 of the Agreement

8.2.3. To provide to the Creditor properly executed payment documents and annexes in accordance with credit purpose (paragraph 1.1 of the Agreement), and, upon the request of the Creditor, provide the register of said payment documents (in the form agreed with the Creditor), not later than the planned date of use the relevant credit amount.

8.2.4. To pay interest at the rate determined in accordance with the terms of the Agreement, regardless of the receipt of Borrower’s notice on the amount of interest rate.

8.2.5. To provide the following documents to the Creditor on a quarterly basis, no later than 15 (fifteen) business days from the last date of period established by the legislation of the Russian Federation for provision of accounting statements to tax authorities:

•          accounting statements in full, according to the forms established by the Russian Ministry of Finance, with a note indicating the method of sending the documents to the Russian Federal Tax Service department, certified by the director and seal of the Borrower, accompanied by explanatory note (applicable to annual reporting) and auditor’s report (or its final part) (if audit of accounting statements is mandatory according to the law of the Russian Federation);

•          interpretation of accounting statements prepared in accordance with RAS, in part of accounts receivable and payable, indicating the names of creditors, debtors, debt amounts and dates, and debt status (overdue / current);

•          interpretation of accounting statements prepared in accordance with RAS, in part of short-and long-term financial investments, stating the types, amounts of investments, names of organizations and enterprises;

•          interpretation of accounting statements prepared in accordance with RAS, in part of indebtedness under long-term and short-term credits and loans (including promissory notes and debentures), stating creditors, debt amounts, credit terms, interest rate (coupon yield), repayment schedule and interest payment schedule, the amount of interest overdue;

•          interpretation of accounting statements prepared in accordance with RAS, in part of collateral received (indicating the persons from which and to the benefit of which the collateral was received), and collaterals provided (indicating the persons for which and to the benefit of which the collateral was provided, and term of performance of obligations);

•          information on all open accounts of the Borrower provided to the tax office, as well as statement on turnover and balances on settlement accounts in the currency of the Russian Federation and foreign currency, as well as any claims to the accounts;

•          information on the subsidiaries (over 50% of the share capital) and associated companies (more than 20% of the share capital) as of the last reporting date, indicating participatory interest in the authorized capital of subsidiaries or affiliates as a percentage;

•          certificate from the Russian Federal Tax Service department on the status of settlements of budgetary payments or budget settlement reconciliation statement (if any overdue tax liabilities to a budget of any level are present — certificate of the taxpayer, indicating the terms, amounts and causes of liabilities overdue);

•          copies of amendments and additions to the constituent documents (registered in the manner established by the law), and copies of certificates of recording state registration of changes in constituent documents in the Uniform State Register of Legal Entities, certified by notary or registration body, in case any changes were made to the constituent documents during the preceding calendar quarter;

•          information on the membership of collegial and executive management bodies (Supervisory Board / Board of Directors / Management Board / President), on the person who performs the functions of the sole executive body (indicating its position, in case of plural offices - other places of work), if during the past calendar quarter any changes occurred in the membership of executive and/or collegial management bodies, new person acting as the sole executive body was appointed;

•          information on the membership of collegial and executive management bodies (Supervisory Board / Board of Directors / Management Board / President), on the person who performs the functions of the sole executive body (indicating its position, in case of plural offices — other places of work), if during the past calendar quarter a contract was with the management company, changes in the membership of executive and/or collegial management bodies of the Management Company occurs, new person acting as the sole executive body was appointed, or the Management company was changed;

•          information on the composition of shareholders owning 5.0 percent or more of shares, including information on the shareholders on whose behalf other persons serve as nominees (only if during the last calendar quarter a list of shareholders for annual or extraordinary general meeting of shareholders of the Borrower was created), if any changes in the composition of shareholders owning 5.0 percent or more of the shares occurred during the last calendar quarter.

Besides, the Borrower shall, at the request of the Creditor, provide other reporting and financial documents needed to the Creditor in order to estimate Borrower’s ability to perform its obligations hereunder within 10 (ten) business days from the date of receipt of such request.

8.2.6. The Borrower shall, on a quarterly basis, within 120 (one hundred twenty) days from the last date of each calendar quarter, provide to the Creditor the consolidated financial statements of the Borrower certified by its director and chief accountant compiled in accordance with Generally Accepted Accounting Principles in U.S. (GAAP) (hereinafter the Financial Statements); herewith, the financial statements prepared based on the results of the calendar year and provided to the Creditor, must be confirmed by the auditing company.

8.2.7. In case of reorganization (except for the reorganization in the form of accession of Borrower’s Subsidiaries to the Borrower) or liquidation, reduction of authorized capital, the Borrower shall inform the Creditor at least 10 (ten) business days before the onset of one of these events. Notification of the Creditor shall be made according to the manner specified herein.

8.2.8. To conclude the agreements on Creditor’s right for direct debiting of funds from Borrower’s accounts for repayment of overdue debt from new accounts of the Borrower opened with the Creditor, within 5 (five) business days from the date of Creditor’s notice on new account opening, and, at the request of the Creditor, from Borrower’s accounts opened with other banks, specified in Annex No. 1, according to the form and within the terms set by the Creditor. Notification of the Borrower on this request shall be made according to the manner specified herein.

8.2.9. Notify the Creditor in the manner prescribed by the Agreement on the possible occurrence of incidents and events specified in paragraph 7.1.6 of the Agreement, as well as on actual occurrence of these incidents and events not later than 3 (three) business days from the date following the date when the Borrower became aware of the possible (actual) occurrence of the relevant incident (event).

8.2.10. Ensure that the Borrower has operating licenses for provision of mobile communication services in the range GSM 900/1800 MHz in Moscow, the Moscow region and St. Petersburg up to the complete fulfillment of obligations to the Creditor under the Agreement.

8.2.11. Maintain Debt / OIBDA ratio of MTS Group not higher than 3 (three) up to the complete fulfillment of obligations to the Creditor under the Agreement.

For the purposes of this paragraph of the Agreement:

•                                          Debt of MTS Group — means any indebtedness (nominal principal amount / limit for off-balance sheet liabilities) of the Borrower and/or its Subsidiaries (except for the liabilities arising between MTS Group companies) under the following:

1) obtained credit, borrowings, loans, bond issues, financial lease agreements, any other form of raising funds on repayable basis, for consideration/ without consideration,

2) issued sureties and/or guarantees (except for sureties and/or guarantees granted to Subsidiaries under borrowings raised by the Borrower and/or sureties and/or guarantees made by the Borrower on borrowings made by Subsidiaries), bill of exchange issued (avals marked on such bills).

•                                          OIBDA indicator — means in relation to each Reporting the Net Operating Income of MTS Group in this Reporting Period, determined based on the Financial Statements, which:

1)                     does not include expenses and income according to consolidated statements of operations relating to minority interest, income tax expense, other expenses / income, MTS Group’s equity in the net income of associates, as well as interest expense, interest income, and currency exchange and translation gains/losses;

2)                     is increased by the amount of depreciation and amortization and impairment loss recognized in operating expenses in this Reporting period;

is multiplied by 2 (two).

The value of Indebtedness of MTS Group and OIBDA are calculated based on Financial Statements of MTS Group and are expressed in U.S. dollars.

8.2.12. Prior to the complete fulfillment of obligations to the Creditor under the Agreement not to enter into transactions or several interrelated transactions associated with pledge of property assets owned by the Borrower, the book value of which exceeds 10 (ten) percent of the total book value of assets of the Borrower determined based on the financial statements (other than Permitted Pledges), under its obligations to third parties or third parties’ obligations.

Herewith, Permitted Pledges are the pledges including:

1)                     pledges by operation of law and

2)                     pledges that had been existing at a third party at the time of Borrower’s (any company of MTS Group) acquisition of stock (shares in the authorized capital) of such third party, or accession (merger) of any third party to the Borrower (any company of MTS Group) as well as extension of the duration of such pledges in the case the period of repayment of obligations secured by such pledges is extended, as well as replacement of the subject matter of pledge agreements with assets of comparable appraised value.

Article 9. Responsibility of the Parties

9.1. The Parties are responsible for non-performance or improper performance of obligations hereunder in accordance with the applicable legislation of the Russian Federation.

9.2. In case of late repayment of credit, or late payment of interest or Commission fees, except credit prepayment fee, the Borrower shall pay the Creditor a penalty in the amount of the current floating interest rate set in accordance with the terms of the Agreement, increased by 2 (two) times, calculated from the amount of payment overdue for each day of delay for the period between the date when the overdue debt occurs (excluding that date) and up to and including the date of full repayment of debt overdue, in percent per annum.

In case debt overdue is present after the date of credit repayment specified in paragraph 6.1 of the Agreement, the current floating interest rate is understood as the floating interest rate set in the last Interest Period.

In case debt overdue is present after the repayment date specified in the Creditor request for early repayment of credit amount, served to the Borrower in accordance with paragraph 7.1.6 of the Agreement, the current floating interest rate is understood as the floating interest rate set in the Interest Period during which the said request was made.

The penalty is calculated on the amount of overdue payment for each day of delay for the period from the date when overdue debt occurs (excluding that date) through the date of repayment of overdue debt in full.

The date when overdue debt occurs within the Agreement is understood as the Payment Date when the Borrower fails to fulfill its obligations pursuant to the Agreement.

9.3. In the event of failure to notify or untimely notification of the Creditor on the changes in the composition and powers of the officials authorized to enter into any transactions on behalf of the Borrower, seal impression and other information necessary for the Creditor for the due performance of its obligations hereunder, the Creditor shall not be liable for the consequences of execution of Borrower’s orders for transfer credit signed by unauthorized persons.

Article 10. Special Conditions

10.1. The Borrower has no objections against provision of information about the Borrower specified by in Article 4 of the Federal Law “On Credit Histories” No. 218-FZ of 30.12.2004 to the credit bureau (registered under the laws of the Russian Federation) by the Creditor.

Article 11. Agreement Duration

11.1. The Agreement shall enter into force on the date of signing and is valid until the Parties fulfill their obligations under the Agreement in full.

Article 12. Other Terms and Conditions

12.1. All amendments and additions to the Agreement, except as specified in paragraphs 4.1, 7.1.1, 7.1.2, 7.1.7 of the Agreement shall be valid only if executed in writing and signed by authorized persons.

12.2. In case one of the Parties changes its location or mailing address, it shall inform the other Party not later than 1 (one) business day from the date of such changes.

In case bank account details of one of the Parties are changed, it shall inform the other party before the change comes into force.

The Borrower shall notify Creditor of the changes in the composition and powers of the officials authorized to enter into any transactions on behalf of the Borrower, seal impression and other information necessary to the Creditor for due performance of its obligations hereunder, no later than the date when the changes become effective, providing copies of duly certified supporting documents within 3 (three) business days.

12.3. Any notice and other communication served by any Party to the other Party hereunder shall be made in writing.

Such notice or communication is considered duly served if it is delivered to the recipient by courier or by registered letter or telegram with delivery notice, to the address specified in the Agreement (or the address specified by the Party in accordance with paragraph 12.2. of the Agreement) and signed by an authorized person.

Notice or other communication of the Creditor is considered duly delivered to the Borrower if it is received by the Borrower, as well as in cases where, despite sending the notice (messages) by the Creditor in accordance with the terms of the Agreement, the Borrower fails to appear to receive it, or refuses to receive it, or the notice (message) hasn’t been not served due to the absence of the addressee at the address specified in the notice (message), and about which fact the delivery agency informed the

Creditor. The date of delivery of notice or other communication of the Creditor shall be the date when it is received by the Borrower and if the Borrower fails to appear to receive the notice (message) containing Creditor’s requirement or refuses to receive it, or the notice (message) hasn’t been not served due to the absence of the addressee at the address specified in the notice (message) — the date of the notice informing the Creditor that the requirement of the Creditor hasn’t been served to the Borrower, sent to the Creditor by delivery agency.

12.4. All disputes under the Agreement shall be considered in accordance with the current legislation of the Russian Federation in the Arbitration Court of Moscow.

12.5. Each Party undertakes not to disclose, in any form (including, but not limited to: in the form of interviews, publications, promotions), information concerning the terms of the Agreement without the prior written consent of the other Party.

This condition does not apply to the mandatory provision (disclosure) of information in cases specified by legislation of the Russian Federation or the United States of America, the requirements of Russian and foreign trade organizers and securities market regulators, at the request of state authorities, as well as in the case such information shall be provided by the Borrower under the existing or newly assumed obligations to disclose information to rating agencies or financial institutions.

12.6. The Borrower shall ensure that individuals whose personal data are contained in documents provided by it to the Creditor, provide their consent for examination and processing (including automated processing) of these data by the Creditor in accordance with the requirements of the applicable legislation of the Russian Federation, including the Federal Law No. 152-FZ “On Personal Data” dated 27.07.2006.

12.7. Annex No.  1, Annex No. 2 are the integral parts of the Agreement.

12.8. The agreement is made in two copies having equal legal force, one copy for the Creditor and the Borrower.

Article 13. Parties’ Addresses and Bank Details

13.1. Creditor:

Location and mailing address: 19 Vavilova Street, Moscow, 117997.

INN: 7707083893, OGRN: 1027700132195, KPP: 775001001, OKPO: 00032537

For Russian ruble payments: Account of “Sberbank of Russia” OJSC No. 30301810500001000014,
Corr. account No. 30101810400000000225 with Operational Department of Moscow GTU of the Bank of Russia,
BIC 044525225.

For U.S. dollar payments: Account No. 30301840800001000014 Sberbank, Moscow, SWIFT SABRRUMM. (HEAD OFFICE — ALL OFFICES in RUSSIA)

BANK OF NEW YORK MELLON NEW YORK, NY, SWIFT IRVT US 3N

For EURO payments: Account No. 30301978400001000014 Sberbank, Moscow, SWIFT SABRRUMM. (HEAD OFFICE — ALL OFFICES in RUSSIA)

DEUTSCHE BANK AG FRANKFURT AM MAIN, SWIFT DEUTDEFF.

Phone: (495) 747-37-77. Fax: (495) 957-57-61.

13.2. Borrower:

Location and mailing address: 4 Marksistskaya Street, Moscow, 109147.

INN 7740000076, OGRN 1027700149124, KPP 770901001, OKPO 52686811.

Settlement account in the currency of the Russian Federation No. 40702810100020008293 with OPERATIONAL DEPARTMENT of “Sberbank of Russia” OJSC .

Current account in foreign currency No. 40702840400020008293 with OPERATIONAL DEPARTMENT of “Sberbank of Russia” OJSC .

Phone: (495) 223-21-64. Fax: (495) 223-21-68.

Signatures of the Parties

Creditor	Borrower

Managing Director and Chief of Credit and Project Financing, Major Clients Department of “Sberbank of Russia” OJSC	President of “Mobile TeleSystems” OJSC

T.G. Sakharova	A.A. Dubovskov
Seal here	Seal here

Annex No. 1
To the Revolving Credit Facility Agreement No. 5455
dated September “ ” 2011

The list of settlement accounts of OJSC “Mobile TeleSystems” (in Russian currency and foreign currency)

	Full name of the company — account owner	Account type	Account number	Name of the bank where the account is opened	Bank account agreement No.	Bank account agreement date
Account of the Borrower to which the credit is transferred:
	«Mobile TeleSystems» OJSC	Settlement account in the currency of the Russian Federation	40702810100020008293	Operational Department of “Sberbank of Russia” OJSC, 19 Vavilova Street, Moscow, 117997	40702810100020008293	12.08.2009
Accounts in respect of which the agreements are concluded on the right of Creditor for direct debiting of funds to repay the debt overdue:
1		Settlement account in the currency of the Russian Federation	40702810100020008293	Operational Department of “Sberbank of Russia” OJSC	40702810100020008293	12.08.2009
2	«Mobile TeleSystems»OJSC	Settlement account in the currency of the Russian Federation	40702810738050011729	Maryina Roscha Office No. 7981 of “Sberbank of Russia” OJSC	40702810738050011729	10.03.2009
3		Settlement account in foreign currency	40702840400020008293	Operational Department of “Sberbank of Russia” OJSC	40702840400020008293	12.08.2009
4		Settlement account in foreign currency	40702978000020008293	Operational Department of “Sberbank of Russia” OJSC	40702978000020008293	12.08.2009
5		Settlement account in the currency of the Russian Federation	40702810000000000652	Joint-Stock Commercial Bank “Moscow Bank for Reconstruction and Development” (OJSC)	No.1517	03.07.2000
6		Settlement account in foreign currency	40702840300000000652	Joint-Stock Commercial Bank “Moscow Bank for Reconstruction and Development” (OJSC)	No. 1555	03.07.2000

Signatures of Parties

Creditor	Borrower

Managing Director and Chief of Credit and Project Financing, Major Clients Department of “Sberbank of Russia” OJSC	President of “Mobile TeleSystems” OJSC

T.G. Sakharova	A.A. Dubovskov
Seal here	Seal here

Annex No. 2
to the Revolving Credit Facility Agreement
No. 5455
dated September “ ” 2011

To Credit and Project Financing Office of the Major Clients
Department of “Sberbank of Russia” OJSC

Ref. No.                 dated “     ”                        20    .

ORDER FOR TRANSFER OF CREDIT

Hereby we kindly request you to provide credit funds in accordance with the following terms:

1. Name of the Borrower	Joint Stock Company “Mobile TeleSystems”
2. Revolving Credit Facility Agreement	No. 5455 dated “ ” September 2011
3. Date of provision of credit funds	“ ” 20
4. Credit amount and currency	( ) rubles
5. Settlement account number

(Full name)
(Specify the position of the person	(signature)
authorized for administration of credit funds
on behalf of the Borrower)

Chief Accountant of the Borrower		(Full name)
(if any)	(signature)
Seal here

Signatures of the Parties

Creditor	Borrower

Managing Director and Chief of Credit and Project Financing, Major Clients Department of “Sberbank of Russia” OJSC	President of “Mobile TeleSystems” OJSC

T.G. Sakharova	A.A. Dubovskov
Seal here	Seal here